

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 29, 2007

Mr. Mathew Wong
Chief Financial Officer
Dejour Enterprises Ltd.
808 West Hastings Street, # 1100
Vancouver, BC CANADA V6C 2X4

Re: Dejour Enterprises Ltd.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed July 16, 2007
File No. 1-33491

Dear Mr. Wong:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

Mr. Mathew Wong
Dejour Enterprises Ltd.
August 29, 2007
page 2

General

1.   Please insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note that the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Alberta Oil & Gas Joint Venture/Retamco Project

2.   Disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of whether the mining claims are State or Federal claims or leases.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

3.   We note your disclosure in this section, referring to other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these properties. Accordingly, we believe that you should remove information about any prospects, or companies operating in or near to the property; and instead focus the disclosure solely on your company's property. Describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore. Remove all references to adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your company's properties.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

                         Sincerely,

                         Brad Skinner
                         Senior Assistant
                         Chief Accountant